Filed Pursuant to Rule 433
Registration Statement No. 333-159055
June 17, 2009
Pricing term sheet dated June 17, 2009
to Preliminary Prospectus Supplement dated June 16, 2009
(the “Preliminary Prospectus Supplement”)
Whiting Petroleum Corporation
3,000,000 Shares
6.25% Convertible Perpetual Preferred Stock
(Liquidation Preference $100 per Share)
The following information supplements the Preliminary Prospectus Supplement for the offering of Convertible Perpetual Preferred Stock dated June 16, 2009, filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-159055.

Issuer:	Whiting Petroleum Corporation, a Delaware corporation (“WLL”).

Title of Securities:	6.25% Convertible Perpetual Preferred Stock (the “Convertible Preferred Stock”).

Aggregate Amount Offered:	$300,000,000

Shares Issued:	3,000,000 shares of Convertible Preferred Stock

Over-allotment option:	450,000 shares of Convertible Preferred Stock

Public Offering Price:	$100.00 per share, plus accrued dividends, if any, from June 23, 2009.

Underwriting Discount:	$3.00 per share for a total of $9,000,000 (without giving effect to any exercise of the over-allotment option).

Net Proceeds, before Expenses:	$97.00 per share of Convertible Preferred Stock for a total of $291,000,000 (without giving effect to any exercise of the over-allotment option).

Net Proceeds, after Expenses	We will receive net proceeds of $290.5 million, after deducting the underwriting discount and estimated offering expenses payable by us (without giving effect to any exercise of the over-allotment option).

Use of Proceeds:	Repay a portion of the debt outstanding under our credit agreement. The amounts repaid under the credit agreement will be available for us to reborrow in the future.

Annual Dividend Rate:	Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by WLL’s board of directors out of funds legally available for payment, cumulative dividends of $6.25 per annum per share (equivalent to a per annum rate of 6.25% per share).

Dividend Payment Dates:	Dividends on the Convertible Preferred Stock will be payable quarterly on each March 15, June 15, September 15 and December 15 (each, a “Dividend Payment Date”), commencing on September 15, 2009, and shall accrue and accumulate from the most recent date to which dividends have been paid, or if no dividends have been paid, from June 23, 2009, and may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock or a combination thereof as provided in the Preliminary Prospectus Supplement. Accumulated dividends on the Convertible Preferred Stock will not bear interest

Dividend Record Dates:	Dividends will be payable to holders of record as they appear on WLL’s stock register on the March 1, June 1, September 1 and December 1 immediately preceding each Dividend Payment Date.

Closing WLL Common Stock Price:	$36.95 as of June 17, 2009.

Conversion Rights:	Each share of Convertible Preferred Stock will be convertible, at any time, at the option of the holder thereof into a number of shares of WLL common stock equal to $100 divided by the Conversion Price, which is initially 2.3033 shares of WLL common stock, subject to specified adjustments.

Initial Conversion Price:	$43.4163 per share, subject to specified adjustments.

Joint Book- Running Managers:	Merrill Lynch & Co., J.P. Morgan and Wachovia Securities.

Trade Date:	June 17, 2009.

Settlement Date:	June 23, 2009.

CUSIP Number:	966387 201

Special Rights Upon a Fundamental Change:	If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described under “Description of Preferred Stock —Special Rights Upon a Fundamental Change”) and ending at the close of business on the 30th trading day immediately following such effective date, the holder will automatically receive a number of shares of our common stock equal to the greater of:
•	the sum of (i) a number of shares of our common stock, as described under “Description of Preferred Stock — Conversion Rights” in the Preliminary Prospectus Supplement and subject to adjustment as described under “Description of Preferred Stock — Conversion Price Adjustment” in the Preliminary Prospectus Supplement and (ii) the make-whole premium, if any, described below under “Determination of the Make-Whole Premium”; and

•	a number of shares of our common stock calculated by reference to an adjusted conversion price equal to the greater of (i) the volume weighted average price of our common stock for ten days preceding the effective date of a fundamental change and (ii) $24.63.

Mandatory Conversion:	At any time on or after June 15, 2013, we may at our option cause all outstanding shares of the Convertible Preferred Stock to be automatically converted into that number of shares of common stock for each share of Convertible Preferred Stock equal to $100 divided by the then-prevailing conversion price if the closing price of our common stock equals or exceeds 120% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described under “Description of Preferred Stock—Mandatory Conversion” in the Preliminary Prospectus Supplement.

Determination of the Make-Whole Premium:	If you elect to convert your shares of Convertible Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, you will be entitled to receive, in addition to a number of shares of common stock issuable upon conversion based on the Conversion Price, an additional number of shares of common stock per share of Convertible Preferred Stock (the “additional shares” or the “make-whole premium”) upon conversion as described under “Description of Preferred Stock—Determination of the Make-Whole Premium” in the Preliminary Prospectus Supplement.

The following table sets forth the stock price paid, or deemed paid, per share of WLL common stock in a transaction that constitutes the fundamental change, the effective date and the make-whole premium (expressed as a number of additional shares) to be paid upon a conversion in connection with a fundamental change:

	Stock Price(1)
Effective Date	$36.95	$40.00	$43.00	$48.00	$52.00	$56.00	$60.00	$70.00	$80.00	$90.00	$100.00	$125.00	$150.00
June 23, 2009	0.4030	0.3723	0.3464	0.3103	0.2864	0.2660	0.2482	0.2128	0.1862	0.1655	0.1489	0.1191	0.0973

June 15, 2010	0.4030	0.3607	0.3279	0.2897	0.2595	0.2372	0.2195	0.1849	0.1595	0.1399	0.1242	0.0960	0.0772

June 15, 2011	0.4030	0.2948	0.2609	0.2254	0.1966	0.1771	0.1633	0.1372	0.1187	0.1044	0.0931	0.0727	0.0591

June 15, 2012	0.4030	0.2291	0.1865	0.1491	0.1156	0.0972	0.0878	0.0726	0.0626	0.0549	0.0488	0.0377	0.0305

June 15, 2013 and thereafter	0.4030	0.1967	0.1443	0.0900	0.0203	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1)	The stock prices set forth in the table will be adjusted as of any date on which the Conversion Price of the Convertible Preferred Stock is adjusted in the same proportion as the Conversion Price is so adjusted and in such event, the number of additional shares of common stock shall be adjusted in inverse proportion to the adjustment to the Conversion Price.
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid; and

•	if the stock price is less than or equal to $36.95 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

Supplemental Earnings to Fixed Charges and Preferred Stock Dividends	After giving effect to the issuance and sale of the shares of our Convertible Preferred Stock and the application of the estimated net proceeds as described above under “Use of Proceeds”, our earnings to fixed charges and preferred stock dividends would have been 5.48x for the year ended December 31, 2008 on a pro forma basis. The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $76.5 million for the three months ended March 31, 2009 on a pro forma basis.

This communication is intended for the sole use of the person to whom it is provided by the sender.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.
The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch & Co. will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by calling 866-500-5408.
This announcement and any offer if made subsequently is directed only at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). Any person in the EEA who acquires the securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors or persons in the UK and other member states (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the company, Merrill Lynch International (“MLI”) or any other manager of a prospectus pursuant to Article 3 of the Prospectus Directive. The company, MLI and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.

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